EXHIBIT (a)(5)

INSIGHT COMMUNICATIONS COMPANY, INC.

OFFER TO EXCHANGE

OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

CONFIRMATION OF ELECTION AND PROMISE OF

GRANT OF REPLACEMENT OPTIONS

December [_], 2003

Name

Address 1

Address 2

City, State Zip

Dear [Name]:

This statement confirms that Insight Communications Company, Inc. (“Insight”) has accepted your election to participate in the stock option exchange program (the “Exchange Program”). It also confirms that your options described below in the first four columns (the “Cancelled Options”) were cancelled on December [_], 2003 and that you have no remaining rights to those Cancelled Options.

Cancelled Options				Replacement Options
Grant Date	Exercise Price	Grant Type	Number of Shares Underlying Options	Number of Shares Underlying Options	Expiration Date

Each Replacement Option will vest in five equal yearly installments commencing one year from its date of grant. For example, the table below shows the vesting schedule of an option granted on June [_], 2004.

Date	Portion of Option Vested
June [_], 2005	1/5
June [_], 2006	2/5
June [_], 2007	3/5
June [_], 2008	4/5
June [_], 2009	5/5

In consideration for your election to participate in the Exchange Program as set forth in the Offer (as defined below), Insight promises to grant to you stock options (“Replacement Options”), as described in the last two columns above at a per share exercise price equal to the fair market value of Insight’s common stock on the Grant Date (as defined below), as determined by the closing price per share of Insight’s common stock as reported on The Nasdaq National Market, on a date that is at least six months and one day following the cancellation date of the Cancelled Options, which Insight currently expects to be June [_], 2004 (the “Grant Date”), subject to the conditions set forth below.

Insight promises to grant Replacement Options to you on the Grant Date, subject to the following conditions:

•	The terms and conditions set forth in the documents constituting the Offer. The documents constituting the Offer include the Schedule TO that Insight filed with the Securities and Exchange Commission on November 7, 2003, and all exhibits and amendments thereto, including the Offer to Exchange Outstanding Options to Purchase Common Stock, dated November 7, 2003 (collectively, the “Offer”).

•	The terms of the Insight Communications Company, Inc. 1999 Equity Incentive Plan (formerly known as the 1999 Stock Option Plan), and the related award agreement reflecting the grant of the Replacement Options.

•	Your continued employment by Insight or any of its subsidiaries through the Grant Date. This promise does not constitute a guarantee of employment with Insight or any of its subsidiaries for any period. Unless expressly provided otherwise by applicable laws or a written employment contract, your employment with Insight or any of its subsidiaries will remain “at will” and can be terminated by you, Insight or any of its subsidiaries at any time, for any reason or no reason, with or without cause, or with or without notice. If your employment with Insight or any of its subsidiaries terminates for any reason before the Grant Date, you will lose all rights under this promise to receive Replacement Options and your Cancelled Options will not be reinstated.

If Insight experiences a change of control or a reorganization occurs before Insight grants the Replacement Options, it is possible that the successor or purchaser would agree to assume the obligation to issue the Replacement Options. However, Insight cannot guarantee that any successor or purchaser would agree to assume any obligation to issue Replacement Options. Therefore, it is possible that you may not receive any Replacement Options, securities of the surviving company or other consideration in exchange for the Cancelled Options if Insight is subject to a change of control or a reorganization occurs before the Replacement Options are granted.

Subject to the above terms and conditions, you will receive an award agreement reflecting your Replacement Options promptly after the Grant Date.

Questions regarding the Offer or this Confirmation of Election and Promise of Grant of Replacement Options may be directed to Roberta Monteyne, Human Resources Coordinator at (917) 286-2321.